UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Acucela Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00510T 109
(CUSIP Number)

Kenta Fukatani
Legal & Compliance Dept. of SBI Holdings, Inc.
SBI Holdings, Inc.
Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan
+81-3-6229-0122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Name of reporting person: SBI Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 7,752,425
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,752,425
11	Aggregate amount beneficially owned by each reporting person 7,752,425
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 21.8% (1)
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Capital Management Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.4%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Investment Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.4%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Incubation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,485,928
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,485,928
11	Aggregate amount beneficially owned by each reporting person 1,485,928
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: Trans-Science No. 2A Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Transscience Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: BIOVISION Life Science Fund No.1
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,777,778
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,777,778
11	Aggregate amount beneficially owned by each reporting person 1,777,778
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Media Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,257,252
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,257,252
11	Aggregate amount beneficially owned by each reporting person 1,257,252
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.5%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Bio Life Science Investment LPS
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,871,250
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,871,250
11	Aggregate amount beneficially owned by each reporting person 1,871,250
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.3%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Mobile Investment LPS
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 258,582
	9	Sole dispositive power -0-
	10	Shared dispositive power 258,582
11	Aggregate amount beneficially owned by each reporting person 258,582
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Phoenix No. 1 Investment LPS
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 252,505
	9	Sole dispositive power -0-
	10	Shared dispositive power 252,505
11	Aggregate amount beneficially owned by each reporting person 252,505
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Broadband Fund No. 1 Limited Partnership
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 779,502
	9	Sole dispositive power -0-
	10	Shared dispositive power 779,502
11	Aggregate amount beneficially owned by each reporting person 779,502
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

SCHEDULE 13D

Acucela Inc.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 20, 2014 (the “Statement”) by the persons named therein, is hereby amended by this Amendment No. 1 to Schedule 13D, filed on October 10, 2014 (this “Amendment”). This Amendment relates to the September 30, 2014 transfer by SoftBank Internet Fund of the entirety of its 1,111,111 shares of Common Stock held to SBI Incubation Co., Ltd. Following such transfer, Softbank Internet Fund and Soft Trend Capital Corp., its sole general partner, ceased to be members of the group of beneficial ownership reporting persons to which the Statement relates.  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, no par value (the “Common Stock”) of Acucela Inc. (the “Issuer”).

The Issuer’s principal executive offices are located at 1301 Second Avenue, Suite 1900, Seattle, Washington 98101-3805.

Item 2.	Identity and Background.

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

SBI Holdings, Inc.
SBI Capital Management Co., Ltd.
SBI Investment Co., Ltd.
SBI Incubation Co., Ltd.
Trans-Science No. 2A Investment Limited Partnership
SBI Transscience Co., Ltd.
BIOVISION Life Science Fund No.1
SBI BB Media Investment Limited Partnership
SBI Bio Life Science Investment LPS
SBI BB Mobile Investment LPS
SBI Phoenix No. 1 Investment LPS
SBI Broadband Fund No. 1 Limited Partnership

The address for each Reporting Person is Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan.

SBI Holdings, Inc., a corporation organized in Japan (“SBI Holdings”), is the parent company of the SBI Group, a financial services group in Japan.

The Common Stock is held directly by SBI Incubation Co., Ltd., Trans-Science No. 2A Investment Limited Partnership, BIOVISION Life Science Fund No.1, SBI BB Media Investment Limited Partnership, SBI Bio Life Science Investment LPS, SBI BB Mobile Investment LPS, SBI Phoenix No. 1 Investment LPS, and SBI Broadband Fund No. 1 Limited Partnership (collectively, the “Direct Holders”).  Each is a corporation or private investment fund organized in Japan.

SBI Incubation Co., Ltd. is an indirect wholly-owned subsidiary of SBI Holdings.

SBI Transscience Co., Ltd., a private investment fund organized in Japan and a subsidiary of SBI Holdings is the sole general partner of Trans-Science No. 2A Investment Limited Partnership.

SBI Capital Management Co., Ltd., a corporation organized in Japan (“SBI Capital Management”), is a wholly-owned subsidiary of SBI Holdings.

SBI Investment Co., Ltd., a corporation organized in Japan (“SBI Investment”), is a wholly-owned subsidiary of SBI Capital Management.

SBI Investment is the sole general partner or the sole liquidator of BIOVISION Life Science Fund No.1, SBI BB Media Investment Limited Partnership, SBI Bio Life Science Investment LPS, SBI BB Mobile Investment LPS, SBI Phoenix No. 1 Investment LPS, and SBI Broadband Fund No. 1 Limited Partnership.

Set forth on Schedule A hereto and incorporated herein by reference, is the name, business address, principal occupation, and citizenship of each of SBI Holdings’ directors and executive officers.  In their capacity as directors or executive officers of SBI Holdings, each may be deemed a person controlling the Reporting Persons.  Each of the Reporting Persons disclaims beneficial ownership of the Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Direct Holders previously acquired shares of preferred stock and convertible promissory notes from the Issuer in privately-negotiated transactions.  As of February 3, 2014:

SBI Incubation Co., Ltd. owned 666,667 shares of Series A Preferred Stock, originally acquired from the Issuer in a privately-negotiated transaction on October 6, 2003 and 457,784 shares of Series B Preferred Stock, originally acquired from the Issuer in a privately-negotiated transaction on August 31, 2004.

Trans-Science No. 2A Investment Limited Partnership owned 208,883 shares of Series B Preferred Stock, originally acquired from the Issuer in a privately-negotiated transaction on August 31, 2004.

BIOVISION Life Science Fund No.1 owned 4,000,000 shares of Series B Preferred Stock, originally acquired from the Issuer in a privately-negotiated transaction on September 30, 2004 and 1,333,333 shares of Series B Preferred Stock, originally acquired from the Issuer in a privately-negotiated transaction on December 24, 2004.

SBI BB Media Investment Limited Partnership owned 362,669 shares of Series C Preferred Stock, originally acquired from the Issuer in a privately-negotiated transaction on November 28, 2006 and 454,545 shares of Series C Preferred Stock, originally acquired in a privately-negotiated transaction on March 6, 2009.  SBI BB Media Investment Limited Partnership also held a $3,249,994.00 Fourth Amended and Restated Promissory Note originally issued by the Issuer on May 29, 2006, with a maturity date of June 20, 2014.  The note automatically converted into 984,847 shares of Common Stock upon the closing of the initial public offering of the Issuer.

SBI Bio Life Science Investment LPS owned 613,748 shares of Series C Preferred Stock, originally acquired from the Issuer in a privately-negotiated transaction on November 28, 2006.  SBI Bio Life Science Investment LPS also held a $5,500,000.00 Amended and Restated Promissory Note originally issued by the Issuer on May 29, 2006, maturity date of February 28, 2014.  The note automatically converted into 1,666,667 shares of Common Stock upon the closing of the initial public offering of the Issuer.

SBI BB Mobile Investment LPS owned 157,117 shares of Series C Preferred Stock, originally acquired in a privately-negotiated transaction on August 29, 2011, and 50,594 shares of Series C Preferred Stock, originally acquired in a privately-negotiated transaction on March 29, 2012.  SBI BB Mobile Investment LPS also held a $624,838.50 Amended and Restated Promissory Note originally issued by the Issuer on May 29, 2006, maturity date of August 31, 2014.  The note automatically converted into 189,345 shares of Common Stock upon the closing of the initial public offering of the Issuer.

SBI Phoenix No. 1 Investment LPS owned 153,425 shares of Series C Preferred Stock, originally acquired in a privately-negotiated transaction on August 29, 2011, and 49,406 shares of Series C Preferred Stock, originally acquired in a privately-negotiated transaction on March 29, 2012.  SBI Phoenix No. 1 Investment LPS also held a $610,153.50 Amended and Restated Promissory Note originally issued by the Issuer on May 29, 2006, maturity date of August 31, 2014.  The note automatically converted into 184,895 shares of Common Stock upon the closing of the initial public offering of the Issuer.

SBI Broadband Fund No. 1 Limited Partnership owned 224,855 shares of Series C Preferred Stock, originally acquired from the Issuer in a privately-negotiated transaction on November 28, 2006, and 281,818 shares of Series C Preferred Stock, originally acquired in a privately-negotiated transaction on March 6, 2009.  SBI Broadband Fund No. 1 Limited Partnership also held a $2,015,014.10 Fourth Amended and Restated Promissory Note originally issued by the Issuer on May 29, 2006, maturity date of August 31, 2014.  The note automatically converted into 610,611 shares of Common Stock upon the closing of the initial public offering of the Issuer.

On February 10, 2014, in connection with the closing of the Issuer’s initial public offering on that date, each three shares of Issuer preferred stock automatically converted into one share of Common Stock and each convertible promissory note held by the Reporting Persons automatically converted into the number of shares of Common Stock set forth above.

On September 30, 2014, SoftBank Internet Fund transferred its 1,111,111 shares of Common Stock to SBI Incubation Co., Ltd.

Item 4.	Purpose of Transaction.

The acquisition and ownership of the Common Stock by the Reporting Persons is for general investment purposes.

The Reporting Persons may, from time to time and at any time: (i) purchase additional Common Stock in the open market or otherwise; (ii) dispose of all or a portion of the Common Stock now owned or hereafter acquired by them, in open market transactions, or otherwise; and (iii) engage in any hedging or similar transactions with respect to the Common Stock.

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
 As of the date hereof, each of the Reporting Persons may be deemed to beneficially own the aggregate number of and percentage of Common Stock listed opposite its name:

Reporting Person	Amount Beneficially Owned1	Percent of Class2	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or direct the disposition of	Shared power to dispose or direct the disposition of

SBI Holdings, Inc.	7,752,425	21.8%	0	7,752,425	0	7,752,425

SBI Capital Management Co., Ltd.	6,196,869	17.4%	0	6,196,869	0	6,196,869

SBI Investment Co., Ltd.	6,196,869	17.4%	0	6,196,869	0	6,196,869

SBI Incubation Co., Ltd.	1,485,928	4.2%	0	1,485,928	0	1,485,928

Trans- Science No. 2A Investment Limited Partnership	69,628	0.2%	0	69,628	0	69,628

SBI Transscience Co., Ltd.	69,628	0.2%	0	69,628	0	69,628

BIOVISION Life Science Fund No.1	1,777,778	5.0%	0	1,777,778	0	1,777,778

SBI BB Media Investment Limited Partnership	1,257,252	3.5%	0	1,257,252	0	1,257,252

1 Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

2 The percentage ownership is based upon 35,641,319 outstanding shares as reported by the Issuer in its FORM 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

SBI Bio Life Science Investment LPS	1,871,250	5.3%	0	1,871,250	0	1,871,250

SBI BB Mobile Investment LPS	258,582	0.7%	0	258,582	0	258,582

SBI Phoenix No. 1 Investment LPS	252,505	0.7%	0	252,505	0	252,505

SBI Broadband Fund No. 1 Limited Partnership	779,502	2.2%	0	779,502	0	779,502

(c) On February 10, 2014, as a result of the closing of the initial public offering of the Issuer on such date, each of the Direct Holders received the number of shares of Common Stock set forth opposite its name in the table above as a result of the automatic conversion of derivative securities held by such Direct Holder prior to the initial public offering of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1 –  Joint Filing Agreement, dated February 19, 2014, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO

SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

TRANS-SCIENCE NO. 2A INVESTMENT
LIMITED PARTNERSHIP,

SBI TRANSSCIENCE CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BB MEDIA INVESTMENT LIMITED
PARTNERSHIP,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

SBI PHOENIX NO. 1 INVESTMENT LPS,

AND

SBI BROADBAND FUND NO. 1 LIMITED
PARTNERSHIP

By:	/s/ Takashi Nakagawa
Name:	Takashi Nakagawa
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement

SCHEDULE A

The business address of each director and executive officer is c/o SBI Holdings, Inc. Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan.  Each director and executive officer is a citizen of Japan except for Peilung Li, a citizen of the United States.

SBI HOLDINGS, INC. — BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address
Yoshitaka Kitao	Representative Director, President & CEO and employee	Representative Director and Chairman of SBI Investment Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director and Chairman of SBI SECURITIES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

		Director of Morningstar Japan K.K.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI Japannext Co., Ltd.	1-1-1 Hirakawacho, Chiyoda-ku, Tokyo, Japan
		Director and Chairman of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director and Chairman of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director of SBI Hong Kong Holdings Co., Limited	Room 806, 8/F, Tower Two, Lippo Centre, No.89 Queensway, Hong Kong
		Director and Chairman of KAWADEN CORPORATION	225 Koiwasawa, Nanyou-shi, Yamagata, Japan

Katsuya Kawashima	Representative Director, Senior Executive Vice President & COO	Director of SBI SECURITIES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director and President of SBI MONEY PLAZA Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director and President of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Takashi Nakagawa	Representative Director & Senior Managing Executive Officer	Representative Director and President of SBI Investment Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director and President of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director and Chairman of SBI AXES Co., Ltd.	2-1-1 Shibuya, Shibuya-ku, Tokyo, Japan
		Director of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Tomoya Asakura	Director & Senior Managing Executive Officer and employee	Representative Director & President of Morningstar Japan K.K.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI Insurance Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Shumpei Morita	Director, Managing Executive Officer & CFO	Representative Director and President of SBI Business Solutions Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Peilung Li	Director & Executive Officer	The Chief Representative of the Company’s Representative Office in Shanghai	Suite 1420, Shanghai World Financial Center No.100 Century Avenue, Pudong District, Shanghai, China
		Representative Director of SBI (China) Co., Ltd.	Room 7 on 2nd Floor, No, 7 Hui Xian Yuan Dalian Ascendas IT Park, Dalian, 116025 China
		Representative Director of Shanghai SBI-INESA Equity Investment Management Co., Ltd.	Room 1602B-308, Building 11, No.803 Shuangcheng Road, Baoshan District, Shanghai, China
		Director and CEO of CSJ-SBI Financial Media Co., Ltd.	Unit 1482, Shanghai World Financial Center, No.100, Century Ave, Pudong New Area, Shanghai, China
		Director of Tianan Property Insurance Company Limited	10F, No.1, Shanghai Pudong Avenue Shanghai, China 200120

Masato Takamura	Director	Representative Director and President of SBI SECURITIES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Satofumi Kawata	Director	Representative Director, Executive Officer and COO of SBI Pharmaceuticals Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Masaki Yoshida	Director	Representative Director of YOSHIDAMASAKI INC.	4-2-27 Shibuya, Shibuya-ku, Tokyo, Japan
		Representative Director and Chairman of Watanabe Entertainment Co., Ltd.	4-2-12 Jingumae, Shibuya-ku, Tokyo, Japan
		Outside Director of KLab Inc.	6-10-1 Roppongi, Minato-ku, Tokyo, Japan

Kiyoshi Nagano	Director	Outside Audit & Supervisory Board Member of Shin-Etsu Chemical Co., Ltd.	2-6-1 Otemachi, Chiyoda-ku, Tokyo, Japan
		Outside Auditor of LEC, INC.	3-15-1 Nihonbashi Hamacho, Chuo-ku, Tokyo, Japan

Keiji Watanabe	Director	Independent Outside Director of ASAHI KOGYOSHA CO., LTD.	1-25-7 Hamamatsucho, Minato-ku, Tokyo, Japan
		Outside Director of Aoyama Zaisan Networks Company, Limited	8-4-14 Akasaka, Minato-ku, Tokyo, Japan

Akihiro Tamaki	Director	Representative Director of SiFA Co., Ltd.	1-22-19 Komaba, Meguro-ku, Tokyo, Japan
		External Corporate Auditor of Avex Group Holdings Inc.	3-1-30 Minami Aoyama, Minato-ku, Tokyo, Japan

Masanao Marumono	Director	Vice-President of Japan Association of Employers of Persons with Severe Disabilities	3-11-11 Hatchobori, Chuo-ku, Tokyo, Japan
		Counsel of SMBC Green Service Co., Ltd.	3-3-15 Nishi Ishikiricho, Higashi Osaka-shi, Osaka, Japan

Teruhide Sato	Director	Representative Director, President and CEO of BEENOS Inc.	4-7-35 Kitashinagawa, Shinagawa-ku, Tokyo, Japan
		CEO and Managing Director of BEENOS Partners, Inc.	4-7-35 Kitashinagawa, Shinagawa-ku, Tokyo, Japan
		President of BEENOS Asia Pte. Ltd.	9 Battery Road #15-01, Straits Trading Building, Singapore

Kazuhiro Nakatsuka	Director	Representative Director of Nakatsuka Research Institute, Inc.	3F, 1015 Fujisawa, Fujisawa-shi, Kanagawa, Japan

SBI HOLDINGS, INC. — EXECUTIVE OFFICERS

Name	Title
Kenji Hirai	Executive Officer
Masayuki Yamada	Executive Officer
Hideo Nakamura	Executive Officer
Makoto Miyazaki	Executive Officer
Kazuhito Uchio	Executive Officer

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D and any amendment thereto need be filed with respect to the ownership by each of the undersigned of shares of stock of Acucela Inc.

EXECUTED this 19th day of February, 2014.

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO

SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

SOFTBANK INTERNET FUND,

SOFT TREND CAPITAL CORP.,

TRANS-SCIENCE NO. 2A INVESTMENT
LIMITED PARTNERSHIP,

SBI TRANSSCIENCE CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BB MEDIA INVESTMENT LIMITED
PARTNERSHIP,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

SBI PHOENIX NO. 1 INVESTMENT LPS,

AND

SBI BROADBAND FUND NO. 1 LIMITED PARTNERSHIP

By:	/s/ Takashi Nakagawa
Name:	Takashi Nakagawa
Title:	Authorized Signatory